UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 4 TO
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      UNDER
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                         ALPHA TECHNOLOGIES GROUP, INC.
         (Name Of Subject Company (Issuer) And Filing Person (Offeror))

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.03 PER SHARE
                         (Title Of Class Of Securities)

                                      n/a(1)
                      (Cusip Number Of Class Of Securities)

                                 Lawrence Butler
                             Chief Executive Officer
                         Alpha Technologies Group, Inc.
                           11990 San Vicente Boulevard
                                    Suite 350
                              Los Angeles, CA 90049
                                 (310) 566-4005

                  (Name, Address And Telephone Number Of Person
               Authorized To Receive Notices And Communications On
                            Behalf Of Filing Person)

                                   COPIES TO:

                               Robert Forman, Esq.
                   Shapiro Mitchell Forman Allen & Miller LLP
                               380 Madison Avenue
                            New York, New York 10017
                                 (212) 972-4900

                            CALCULATION OF FILING FEE

                   TRANSACTION VALUATION(2)  AMOUNT OF FILING FEE
                   ---------------------     --------------------

                         $923,100.37             $184.62



[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                     Not Applicable.
Form Or Registration No.:                   Not Applicable.
Filing Party:                               Not Applicable.
Date Filed:                                 Not Applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

   [ ]  third party tender offer subject to Rule 14d-1.
   [X]  issuer tender offer subject to Rule 13e-4.
   [ ]  going-private transaction subject to Rule 13e-3.
   [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

--------------------

     1 There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 020781100.

     2 Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,592,376 shares of common stock of Alpha Technologies Group, Inc. having an aggregate value of $923,100.37 as of February 28, 2003 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one-percent of the value of the transaction.

THE SCHEDULE TO AS AMENDED IS HEREBY FURTHER AMENDED AS FOLLOWS:






ITEM 4. TERMS OF THE TRANSACTION IS HEREBY AMENDED TO READ IN ITS ENTIRETY AS
        FOLLOWS:
        ---------------------------------------------------------------------

         The Offer expired on March 31, 2003 at 5:00 p.m. Eastern Standard Time, Alpha accepted for exchange unexercised options to purchase 1,565,708 shares of Common Stock of Alpha held by eligible employees, directors and consultants, which options were cancelled on April 1, 2003.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

                                            ALPHA TECHNOLOGIES GROUP, INC.

                                            BY: /s/ Lawrence Butler
                                            --------------------------
                                            Lawrence Butler
                                            Chief Executive Officer

Date: April 2, 2003